================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                                   ----------

                         Marketing Services Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

    Common Stock, $.01 par value                               570907105
--------------------------------------------------------------------------------
   (Title of class of securities)                            (CUSIP number)

   Nancy E. Barton, Esq., General Electric Capital Corporation, 260 Long Ridge
                Road, Stamford, Connecticut 06927 (203) 357-4000
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                               September 28, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

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NY2:\1082913\02\N7KX02!.DOC\47660.1420
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
CUSIP No.                    570907105                                    13D                          Page 2 of
--------------------------------------------------------------------              --------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       General Electric Capital Corporation
                    I.R.S. IDENTIFICATION NOS.                                     13-1500700
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            14,981,220 (See Item 5)
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       14,981,220 (See Item 5)
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       14,981,220 (See Item 5)

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       33.7% (See Item 5)

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------


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
CUSIP No.                    570907105                                    13D                          Page 3 of
--------------------------------------------------------------------              --------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         General Electric Capital Services, Inc.
                    S.S. OR I.R.S. IDENTIFICATION NO.                              06-1109503
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not applicable

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            Disclaimed (See 11 below)
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       Disclaimed (See 11 below)
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       Beneficial ownership of all shares disclaimed by
                                                                                   General Electric Capital Services, Inc.
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          Not applicable
                                                                                                                 (See 11 above)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO
------------------- ----------------------------------------------------------------------------------------------------------------


                                       3
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
CUSIP No.                    570907105                                    13D                          Page 4 of
--------------------------------------------------------------------              --------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         General Electric Company
                    S.S. OR I.R.S. IDENTIFICATION NO.                              14-0689340
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not applicable

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             New York

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            Disclaimed (See 11 below)
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       Disclaimed (See 11 below)
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       Beneficial ownership of all shares disclaimed by
                                                                                   General Electric Company
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          Not applicable
                                                                                                                 (See 11 above)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

                  This Amendment No. 9 amends the Schedule 13D filed on January 5, 1998, as amended, and is filed by General Electric Capital Corporation ("GE Capital"), for and on behalf of itself, General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE")(collectively, the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of Marketing Services Group, Inc. (the "Company").

Item 5.  Interest in Securities of the Issuer.

                  (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 9 are incorporated herein by reference. As of September 28, 2001, GE Capital beneficially owned in the aggregate 14,981,220 shares of Common Stock representing approximately 33.7% of the outstanding shares of Common Stock (such outstanding shares being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act to equal the number of shares outstanding as of September 17, 2001 (i.e., 33,723,616 shares), as reported in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, plus the number of shares of Common Stock for which GE Capital has the right to acquire). The shares beneficially owned by GE Capital include the right to acquire 10,670,000 shares of Common Stock pursuant to a warrant.

                  Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any shares of Common Stock of the Company.

                  (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 9 and (ii) Item 5(a) hereof are incorporated herein by reference.

                  Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

                  (c) Except as disclosed in Item 6 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in the Common Stock of the Company during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

                  Neither the filing of this Amendment No. 9 nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is hereby amended and supplemented as follows:

                  The Stipulation of Settlement, dated May 15, 2001 in Civil Action Number 99 Civ. 10560 (AKH), pending before the United States District Court, Southern District of New York (the "Stipulation of Settlement") was not approved by September 28, 2001 as required by the third amendment, dated August 14, 2001 to the third amendment (the "Third Amendment"), dated May 15, 2001 of a warrant, as amended (the "Warrant") issued by the Company to GE Capital on December 24, 1997. Since the Stipulation of Settlement was not approved by September 28, 2001 as required by the terms of the Third Amendment, the terms of the Warrant have been reinstated without giving effect to the Third Amendment. As a result of the Company not meeting certain financial goals specified in the Warrant for the Company's fiscal year ended June 30, 2001, the Warrant became exercisable for 10,670,000 shares on September 28, 2001.

Item 7.  Materials To Be Filed As Exhibits.

                  None.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2001


                 GENERAL ELECTRIC CAPITAL CORPORATION


                 By:     /s/ Jonathan K. Sprole
                         -----------------------------------------------------
                         Name:  Jonathan K. Sprole
                         Title: Dept. Operations Manager


                 GENERAL ELECTRIC CAPITAL SERVICES, INC.


                 By:     /s/ Jonathan K. Sprole
                         -----------------------------------------------------
                         Name:  Jonathan K. Sprole
                         Title: Attorney-in-Fact


                 GENERAL ELECTRIC COMPANY


                 By:     /s/ Jonathan K. Sprole
                         -----------------------------------------------------
                         Name:  Jonathan K. Sprole
                         Title: Attorney-in-Fact






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